

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 14, 2024

**VIA EMAIL**

emily.bennett@jackson.com

Emily J. Bennett, Esq.
Jackson National Asset Management, LLC
1 Corporate Way
Lansing, Michigan 48951

Re: Jackson Credit Opportunities Fund, et al.; File Nos. 812-15503 and 803-00263

Dear Ms. Bennett:

By Form APP-WD filed with the Securities and Exchange Commission on October 3, 2023, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Lisa Reid Ragen

Lisa Reid Ragen
Branch Chief
Chief Counsel's Office

cc: Trace W. Rakestraw, Senior Special Counsel, Chief Counsel's Office